UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SONOSITE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83568G104

(CUSIP Number)

Kenji Sukeno
General Manager, Subsidiary Management & M&A Group
Corporate Planning Division
FUJIFILM Holdings Corporation
7-3 Akasaka 9-chome, Minato-ku
Tokyo 107-0052, Japan
Tel: +81-3-6271-1111
Fax: +81-3-6271-1135

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

February 16, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83568G104	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FUJIFILM Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,748,129
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,748,129
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,748,129
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.39%
14		TYPE OF REPORTING PERSON (See Instructions) HC, CO

SCHEDULE 13D

CUSIP No. 83568G104	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Salmon Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,748,129
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,748,129
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,748,129
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.39%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

The title and class of securities to which this statement on Schedule 13D (this “Schedule 13D”) relates are the shares of common stock (the “Shares”), par value $0.01 per share, of SonoSite, Inc. (the “Company”).  The Company’s principal executive offices are located at 21919 30th Drive S.E., Bothell, WA 98021-3904.

Item 2.	Identity and Background.

This Statement is being jointly filed by (1) FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”), and (2) Salmon Acquisition Corporation (“Purchaser”), a Delaware corporation (together as the “Reporting Persons” and each, a “Reporting Person”).

The principal executive offices of Parent are located at 7-3 Akasaka 9-chome, Minato-ku, Tokyo 107-0052, Japan.  Parent is the holding company of the FUJIFILM Group that is undertaking business in the three operating segments of Imaging Solutions, Information Solutions and Document Solutions. The Imaging Solutions segment provides color films, color paper and chemicals for photo-printing, lab printing services and digital cameras. The Information Solutions segment provides equipment and materials for medical systems and life sciences, pharmaceuticals, materials for graphic arts, along with flat panel materials, office and industrial equipment and materials, recording media and optical devices. The Document Solutions segment provides office copy machines and multifunction devices, printers, production services and related products, office services, paper, consumables, and other related services

Purchaser was a newly incorporated Delaware corporation organized in connection with the Offer and the Merger, as those terms are defined in Items 3 and 4 below, respectively, and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at 200 Summit Lake Drive, Valhalla, New York 10595-1356.  The Purchaser is a wholly-owned subsidiary of FUJIFILM Holdings America Corporation (the “Holding Company”), which is an indirect wholly-owned subsidiary of Parent. Other than pursuant to the directions received from Parent, the Holding Company does not have or share the voting power or investment power within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Purchaser and Parent and the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Parent or Purchaser, as the case may be, are set forth in Schedule I to the Offer to Purchase dated January 17, 2012, as subsequently amended (the “Offer to Purchase”), which is attached hereto as Exhibit 2 and incorporated herein by reference.  Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

Except as described in the Offer to Purchase and in Schedule I thereto, none of Parent, Purchaser or, to the best knowledge of such corporations after reasonable inquiry, any of the persons listed on Schedule I to the Offer of Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger, dated as of December 15, 2011 (the “Merger Agreement”), attached hereto as Exhibit 1 and incorporated herein by reference.  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a price of $54.00 per share in cash, without interest and subject to applicable withholding taxes (the “Per Share Amount”) on January 17, 2012.

The initial offering period of the Offer expired at 5:00 P.M., New York City time, on Wednesday, February 15, 2012 (the “Expiration Time”).  Based upon information provided by Computershare, the depositary for the Offer, 11,654,621 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 82.56% of the Shares. The depositary also informed Parent that it had received commitments to tender approximately 2,093,508 additional Shares under the guaranteed delivery procedures of the Offer. On February 16, 2012, the Purchaser accepted for payment all Shares that were validly tendered in the initial offering period of the Offer and not withdrawn and will promptly make payment for such Shares in accordance with the terms of the Offer and applicable law.

Based upon information provided by Computershare, as of the Expiration Time, an aggregate of 13,748,129 Shares (including Shares that were tendered pursuant to the guaranteed delivery procedure of the Offer) were validly tendered and not withdrawn, representing approximately 97.39% of the total outstanding Shares.

The Reporting Persons estimate the total amount of funds required to consummate the Offer and the Merger, including the acquisition of all outstanding Shares pursuant to the Offer and the Merger, to be approximately $995 million. Purchaser obtained the funds used to acquire the Shares in the Offer and the Merger pursuant to existing resources of Parent.

Item 4.	Purpose of Transaction.

The Offer was made pursuant to the Merger Agreement. The purpose of the Offer was for Parent to acquire control of, and the entire equity interest in, the Company. The Offer is the first step in the acquisition of the Company and was intended to facilitate the acquisition of all of the Shares.

On December 15, 2011, Parent, Purchaser and the Company entered into the Merger Agreement.  In accordance with the Merger Agreement, on January 17, 2012, the Purchaser commenced the Offer to purchase all outstanding Shares at a price of $54.00 per share, net to the seller in cash, without interest and subject to applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related form of Letter of Transmittal, which is attached hereto as Exhibit 3 and incorporated herein by reference.

The initial offering period of the Offer expired at 5:00 P.M., New York City time, on Wednesday, February 15, 2012.  Based upon information provided by Computershare, the depositary for the Offer, 11,654,621 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 82.56% of the Shares. The depositary also informed Parent that it had received commitments to tender approximately 2,093,508 additional Shares under the guaranteed delivery procedures of the Offer.  On February 16, 2012, the Purchaser accepted for payment all Shares that were validly tendered in the initial offering period of the Offer and not withdrawn and will promptly make payment for such Shares in accordance with the terms of the Offer and applicable law.

In accordance with the Merger Agreement, each of Carmen L. Diersen, Steven R. Goldstein, M.D., William G. Parzybok, Jr. and Robert G. Hauser, M.D. resigned from the board of directors of the Company (the “Board”) and on all Board Committees on which such directors served, effective as of February 16, 2012.  Kevin M. Goodwin, Paul V. Haack, Richard O. Martin, Ph.D. and Rodney F. Hochman, M.D. currently remain directors of the Company and are expected to continue as directors until the consummation of the Merger.

In addition, effective as of February 16, 2012, the Board appointed the following individuals as members of the Board: Kouichi Tamai, Toru Takahashi, Ryutaro Hosoda, Naohiro Fujitani, and Kenji Sukeno.  Such persons were designated for appointment as directors of the Company by Purchaser pursuant to the Merger Agreement.  Each such person is an officer and/or director of the Parent or its subsidiaries. Information about the directors designated for appointment by Purchaser was previously disclosed in the Information Statement comprising Annex I to the Company’s Solicitation/Recommendation on Schedule 14D-9 originally filed by the Company with the SEC on January 17, 2012 (the “Schedule 14D-9”) and is incorporated herein by reference.

The Company expects to convene a special meeting of the shareholders as soon as practicable seeking the approval of the shareholders for the Purchaser to merge with and into the Company (the “Merger”) in accordance with Washington Business Corporation Act (the “WBCA”), with the Company surviving as an indirect subsidiary of Parent.  Because the Merger must be approved by shareholders representing a majority of the outstanding shares of the Company and (assuming the tender of shares pursuant to the guaranteed delivery procedure of the Offer) the Purchaser owns approximately 97.39% of all outstanding shares of the Company, the Purchaser has sufficient votes to approve the Merger at the meeting of the shareholders.  Parent expects to complete the Merger in late March 2012 or thereafter.

Pursuant to the Merger, it is expected that (i) each Share outstanding prior to such time will be cancelled and ceased to exist and (other than Shares held in the treasury of the Company or owned by Parent or Purchaser or any of their respective subsidiaries, which Shares will be cancelled without any conversion, and other than Shares held by dissenting stockholders who properly exercise appraisal rights under the WBCA) converted in the Merger into the right to receive the Per Share Amount and (ii) each outstanding share of common stock of Purchaser, par value $0.01 per share, will be converted into and became one share of common stock of the Company.  Following the consummation of the Merger, Purchaser will cease to exist and Parent will indirectly hold one share of common stock, par value $0.01 per share, of the Company.  Following the effective time of the Merger, it is expected that Nasdaq will halt trading of the Shares, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

As of the date of this Statement (the “Statement”), Parent and the Purchaser are conducting a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances which exist upon completion of the Offer.  Parent and Purchaser will continue to evaluate the business and operations of the Company after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing.  Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Company’s existing businesses.  Parent expects that all aspects of the Company’s business will be fully integrated into Parent.  However, plans may change based on further analysis including changes in Company’s business, corporate structure, articles, bylaws, capitalization, board of directors and management, although, except as disclosed in this Statement and the Offer to Purchase, Parent and the Purchaser have no current plans with respect to any of such matters.

The information set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “INTRODUCTION,” “6. Price Range of Shares; Dividends,” “10. Background of the Offer; Contacts with the Company; the Merger Agreement,” “11. Purpose of the Offer; Plans for the Company After the Offer and the Merger,” “12.  Dividends and Distributions” and “13. Possible Effects of the Offer on the Market for Shares, NASDAQ Listing, Margin Regulations and Exchange Act Registration” are incorporated herein by reference.

The summary of certain provisions of the Merger Agreement in this Schedule 13D is qualified in its entirety by reference to the Merger Agreement itself, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

Other than as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of the General Instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)    Following the purchase of the Shares pursuant to the Offer and the acceptance of such Shares (assuming the tender of shares pursuant to the guaranteed delivery procedure of the Offer), Purchaser became the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 13,748,129 Shares, representing approximately 97.39% of the outstanding Shares.

(c)                 The information set forth in Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I to the Offer to Purchase has effected any transaction in the Shares during the past 60 days.

(d)                 To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e)                 Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4, none of Parent, Purchaser, or to the best knowledge of Parent and Purchaser, any person set forth on Schedule I to the Offer to Purchase, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1
Agreement and Plan of Merger, dated December 15, 2011, by and among SonoSite, Inc., FUJIFILM Holdings Corporation and Salmon Acquisition Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on December 15, 2011).

2	Offer to Purchase, dated January 17, 2011 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by FUJIFILM Holdings Corporation with the SEC on January 17, 2011).
3	Letter of Transmittal, dated January 17, 2011 (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by FUJIFILM Holdings Corporation with the SEC on January 17, 2011)
4	Joint Filing Agreement, dated February 16, 2012, by and between FUJIFILM Holdings Corporation and Salmon Acquisition Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 16, 2012	FUJIFILM HOLDINGS CORPORATION

	By:	/s/ Shigehiro Nakajima
	Name:	Shigehiro Nakajima
	Title:	Representative Director Executive Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 16, 2012	SALMON ACQUISITION CORPORATION

	By:	/s/ Toru Takahashi
	Name:	Toru Takahashi
	Title:	Vice President